Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2016 AND OPERATIONAL PROGRESS

Oxford, UK, 2 June 2016 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the first quarter ended 30 April 2016.

Mr Glyn Edwards, Chief Executive Officer of Summit commented: “Our programmes in DMD and CDI both have the potential to significantly improve the current standards of care and are making good progress towards the patients who could benefit from their unique mechanisms of action. With the IND clearance for the expansion of PhaseOut DMD into the US, we are on track to announce initial data that could potentially demonstrate the mechanism of ezutromid and utrophin modulation in patients with DMD in January 2017.

“In CDI, data from our Phase 2 CoDIFy trial continue to support ridinilazole as a novel, highly selective antibiotic that could greatly reduce recurrent disease. As this programme advances to Phase 3, we are exploring potential partnerships to leverage the most value for patients, shareholders and our Company.”

HIGHLIGHTS

Utrophin Modulation Programme for DMD

Ezutromid (formerly SMT C1100) Highlights

•	PhaseOut DMD Phase 2 clinical trial of ezutromid expected to enrol first patients in Q2 2016 with reporting of 24-week biopsy data from initial group of patients expected in January 2017

•	IND cleared by FDA allowing expansion of PhaseOut DMD with enrolment of patients into US sites expected in Q3 2016

•	Positive interim data reported from Phase 1 clinical trial testing new formulation of ezutromid

Utrophin Modulator Pipeline: Future Generation Development

•	Publication on the development of biomarkers to quantify utrophin protein and regeneration of muscle fibres

Utrophin R&D Day

•	Event featuring three key opinion leaders in DMD, to be held on 15 June 2016 in New York City

CDI Programme

Ridinilazole (formerly SMT19969) Highlights

•	Ridinilazole markedly reduced recurrence rates and had a statistically superior rate of sustained clinical response (‘SCR’) in CoDIFy Phase 2 clinical trial compared to vancomycin

•	Gut microbiome preserved in ridinilazole treated patients while vancomycin inflicted substantial and long-lasting damage in CoDIFy Phase 2 clinical trial

•	Ridinilazole being prepared to enter Phase 3 clinical trials

•	Grant of key patent in the US protecting ridinilazole

Financial Highlights

•	Cash and cash equivalents at 30 April 2016 of £10.0 million compared to £16.3 million at 31 January 2016

•	Loss for the three months ended 30 April 2016 of £5.2 million compared to a loss of £3.4 million for the three months ended 30 April 2015

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com / ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about clinical development and commercialisation of our product candidates, the timing of clinical results, potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2016. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

OPERATIONAL REVIEW

Summit is seeking to treat all patients affected with the fatal disorder DMD using its utrophin modulation technology. Summit is also advancing a highly selective antibiotic to treat CDI.

Summit’s DMD utrophin modulation programme is a treatment approach independent of the underlying mutations in the dystrophin gene that cause the disease. Therefore, this approach has the potential to benefit the entire patient population. Summit has established a leadership position in the field of utrophin modulation and is developing a pipeline of first, second and future generation product candidates. Summit’s most advanced utrophin modulator is ezutromid. It is an orally administered small molecule that is being evaluated in patient clinical trials. Ezutromid has received orphan drug designation in the United States and Europe.

Summit’s CDI therapy is ridinilazole, a novel class antibiotic that has the potential to treat the initial infection and reduce recurrent disease, the key clinical issue in CDI. In the recent Phase 2 proof of concept clinical trial, ridinilazole markedly reduced recurrence rates and had a statistically superior rate of sustained clinical response (‘SCR’) compared to vancomycin. Ridinilazole is now being prepared for Phase 3 clinical trials. Ridinilazole has received Qualified Infectious Disease Product, or QIDP, designation and has been granted Fast Track designation by the US Food and Drug Administration (‘FDA’).

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

Ezutromid: Phase 2 Proof of Concept Trial

Ezutromid is progressing into an open label Phase 2 proof of concept clinical trial. The 48-week open-label trial, called PhaseOut DMD, is expected to enrol up to 40 boys ranging in age from their fifth to their tenth birthdays. PhaseOut DMD aims to provide proof of concept for ezutromid and utrophin modulation through measurements of muscle fat infiltration, as well as through measurements of utrophin protein and muscle fibre regeneration in muscle biopsies. A primary endpoint of the trial is the change from baseline in magnetic resonance imaging parameters related to fat infiltration and inflammation of the leg muscles. Functional endpoints, including the six-minute walk test, North Star Ambulatory Assessment and patient reported outcomes, are also being explored.

Summit expects to commence enrolment and dosing of patients in PhaseOut DMD at trial sites in the United Kingdom during the second quarter of 2016. In late April 2016, the FDA cleared the investigational new drug application for ezutromid and enrolment into PhaseOut DMD at trial sites in the United States is expected to start during the third quarter of 2016. The Company anticipates reporting data periodically during this trial with 24-week muscle biopsy data from the first group of patients enrolled expected to be reported in January 2017.

Ezutromid: Phase 1 New Formulation Trial

In addition to the current clinical development of ezutromid, Summit is conducting a Phase 1 clinical trial in heathy volunteers and patients with DMD to evaluate two potential optimised formulations of ezutromid. Interim data from this trial were reported in March 2016.

The two new formulations were tested in healthy volunteers with one of these achieving an over ten-fold increase in blood plasma levels compared to the current formulation of ezutromid. This formulation is now being evaluated in patients with DMD. Data from the initial dosing period showed all patients achieved drug levels within the range believed to be necessary for potential therapeutic benefit. The initial dose tested was one tenth of that required with the current formulation to achieve similar drug concentration levels as those observed in the Phase 1b modified diet clinical trial. The Phase 1 new formulation trial is now testing a higher dose of the new formulation, and firm decisions on the further development of this new formulation will await full data from the trial which are expected in the third quarter of 2016.

Utrophin Modulator Pipeline and Biomarker Development

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation, Summit is advancing a pipeline of second and future generation utrophin modulators. The second generation molecules are structurally related to ezutromid, but are designed to have more favourable pharmaceutical properties to achieve higher plasma levels of drug. Future generation molecules will likely be structurally distinct from ezutromid and second-generation molecules.

In March 2016, research was published in the peer reviewed journal PLoS ONE on the development of imaging techniques designed to quantify utrophin protein and muscle fibre regeneration in muscle biopsies from patients with DMD and Becker muscular dystrophy (‘BMD’), a milder form of muscular dystrophy. The developed assays allowed the absolute quantification of regenerating muscle fibres within a biopsy section and, for the first time, the researchers observed a correlation between the percentage of regenerating muscle fibres with differences in clinical severity between patients with DMD and BMD from whom the biopsy was taken.

Utrophin R&D Day

Summit will host a Utrophin R&D Day on 15 June 2016 in New York City. The event is open to analysts, institutional investors and members of the press and will feature presentations from three key opinion leaders in DMD alongside management. For more information, email investors@summitplc.com.

C. difficile Infection Programme

Phase 2 CoDIFy Clinical Trial

During the first quarter of the fiscal year, further data were reported from a Phase 2 proof of concept clinical trial of ridinilazole called CoDIFy. CoDIFy was a double-blind, randomised active-control trial evaluating the efficacy of ridinilazole against the current standard of care, the antibiotic vancomycin. CoDIFy enrolled 100 patients with half the patients receiving ten days of dosing with ridinilazole (200mg, twice a day), and half the patients receiving ten days of dosing with vancomycin (125mg, four times a day). The trial was conducted in the United States and Canada.

CoDIFy met its primary endpoint with ridinilazole achieving a SCR rate of 66.7% compared to 42.4% for vancomycin (non-inferiority margin of 15%, p=0.0004). This also represented statistical superiority of ridinilazole over vancomycin using the pre-specified 90% confidence interval. SCR was defined as clinical cure based on the resolution of diarrhoea at the end of treatment and no recurrence of CDI within 30 days after the end of treatment. The difference in SCR was driven by a reduction in disease recurrence with ridinilazole having a recurrence rate of 14.3% compared to 34.8% with vancomycin. Cure rates at the end of treatment were 77.8% for ridinilazole compared to 69.7% for vancomycin.

In addition, preliminary analysis of microbiome data from CoDIFy showed ridinilazole to be highly preserving of the gut microbiome. Patients treated with ridinilazole in CoDIFy exhibited no further damage to their microbiome during therapy with a proportion of patients showing initial evidence of recovery of key bacterial groups that play a role in protecting from CDI. In contrast, patients treated with vancomycin suffered substantial damage to their gut microbiome during treatment and this persisted in many patients during the 30-day post treatment period.

In CoDIFy, ridinilazole was generally well tolerated and the overall adverse event profiles of ridinilazole and vancomycin were comparable. This primary analysis was conducted on the modified intent-to-treat, or mITT, population that comprised patients with CDI confirmed by the presence of free toxin and these results were consistent across all treatment groups. Additional data from this trial are to be reported at the 2016 ASM Microbe conference which will be held June 16-20 in Boston, US.

In light of these positive data from CoDIFy, the Company is exploring options for the future development of ridinilazole, although the preference is to find a partner to advance ridinilazole to Phase 3 through commercialisation.

An exploratory Phase 2 clinical trial evaluating ridinilazole against the antibiotic fidaxomicin is currently ongoing in Europe and the US. The results from this open label trial are expected to help inform the design of future Phase 3 clinical trials and the commercial positioning of ridinilazole. Top-line results from this trial are expected in the second half of 2016.

Preclinical Activities

In February 2016, data published in the Journal of Antimicrobial Chemotherapy reported that ridinilazole outperformed the current standards of care, vancomycin and metronidazole, in preclinical studies by having a robust killing effect on C. difficile that significantly reduced the level of toxins produced by the bacteria that play a major role in driving the symptoms and severity of the disease.

Patent Grant

A composition of matter patent covering ridinilazole was granted by the United States Patent and Trademark Office in April 2016. The patent (United States Patent 9,314,456) is entitled ‘Antibacterial Compounds’ and provides a period of exclusivity for ridinilazole in the United States until at least 1 December 2029, with the possibility of patent term extension.

The development of ridinilazole has been financially supported by Seeding Drug Discovery and Translational Awards from the Wellcome Trust.

FINANCIAL REVIEW

Other Operating Income

Other operating income for the three months ended 30 April 2016 was £0.06 million compared to £0.4 million for the three months ended 30 April 2015. Income recognised as part of the Wellcome Trust Translational Award decreased by £0.2 million to £650 for the three months ended 30 April 2016 from £0.2 million for the three months ended 30 April 2015. As of 30 April 2016, we had an accrued income balance of £0.1 million related to cash due to be received from the Wellcome Trust, which we expect to receive within the next twelve months upon achievement of the final milestone of the Wellcome Trust Award when we deliver final reports related to the grant. Income recognized as part of the funding from Innovate UK for the DMD programme decreased by £0.1 million to £0.06 million for the three months ended 30 April 2016 from £0.2 million for the three months ended 30 April 2015. The decrease in income is in line with the achievement of milestones to date under the funding agreement.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £1.7 million to £4.8 million for the three months ended 30 April 2016 from £3.1 million for the three months ended 30 April 2015. This increase was primarily due to increased investment in our DMD programme which increased by £1.1 million to £2.3 million from £1.2 million for the three months ended 30 April 2015, and a £0.6 million increase in research and development related staffing costs driven by an increase in headcount.

General and Administration Expenses

General and administration expenses increased by £0.3 million to £1.4 million for the three months ended 30 April 2016 from £1.1 million for the three months ended 30 April 2015. This increase was primarily due to additional corporate costs of £0.3 million associated with being a publicly traded company in the United States as well as in the United Kingdom and a £0.2 million increase in staff related costs offset by a £0.2 million favourable exchange rate variance.

Cash Flows

Operating Activities

Net cash used by operating activities increased by £2.5 million to £6.4 million for the three months ended 30 April 2016 compared to £3.9 million for the three months ended 30 April 2015. This increase was driven by an increase in research and development expenditure and an increase in working capital requirements of £0.3 million.

Investing Activities

Net cash used in investing activities for the three months ended 30 April 2016 and the three months ended 30 April 2015 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property, plant and equipment.

Financing Activities

Net cash inflow from financing activities for the three months ended 30 April 2016 relates to proceeds of £0.1 million received following the exercise of warrants on 14 April 2016. For the three months ended 30 April 2015 the Company received net proceeds of £22.0 million from the sale of equity securities.

Headcount

Average headcount for the three months ended 30 April 2016 was 37 (30 April 2015: 25).

Financial Position

As at 30 April 2016, total cash and cash equivalents held were £10.0 million (31 January 2016: £16.3 million)

Glyn Edwards,	Erik Ostrowski,
Chief Executive Officer	Chief Financial Officer

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 30 April 2016

	Note	Three months ended 30 April 2016 $000s	Three months ended 30 April 2016 £000s	Three months ended 30 April 2015 £000s
Other operating income		87	59	408
Operating expenses
Research and development		(7,048)	(4,806)	(3,133)
General and administration		(2,100)	(1,432)	(1,075)

Total operating expenses		(9,148)	(6,238)	(4,208)

Operating loss		(9,061)	(6,179)	(3,800)
Finance income		5	3	7

Loss before income tax		(9,056)	(6,176)	(3,793)
Income tax		1,372	935	427

Loss for the period		(7,684)	(5,241)	(3,366)

Loss for the period		(7,684)	(5,241)	(3,366)

Other comprehensive (losses) / income
Exchange differences on translating foreign operations		(8)	(5)	15

Total comprehensive loss for the period		(7,692)	(5,246)	(3,351)

Basic and diluted loss per Ordinary Share from continuing operations	2	(13)cents	(9)pence	(6)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 30 April 2016

	30 April 2016 $000s	30 April 2016 £000s	31 January 2016 £000s
ASSETS
Non-current assets
Goodwill	974	664	664
Intangible assets	5,096	3,475	3,473
Property, plant and equipment	114	78	83

	6,184	4,217	4,220
Current assets
Prepayments and other receivables	2,998	2,044	1,538
Current tax	5,796	3,952	3,014
Cash and cash equivalents	14,650	9,989	16,304

	23,444	15,985	20,856

Total assets	29,628	20,202	25,076

LIABILITIES
Non-current liabilities
Provisions for other liabilities and charges	(117)	(80)	(73)
Deferred tax liability	(973)	(664)	(664)

	(1,090)	(744)	(737)
Current liabilities
Trade and other payables	(4,588)	(3,128)	(3,206)

	(4,588)	(3,128)	(3,206)

Total liabilities	(5,678)	(3,872)	(3,943)

Net assets	23,950	16,330	21,133

EQUITY
Share capital	901	615	613
Share premium account	67,668	46,140	46,035
Share-based payment reserve	6,002	4,093	3,757
Merger reserve	(2,849)	(1,943)	(1,943)
Special reserve	29,322	19,993	19,993
Currency translation reserve	24	16	21
Accumulated losses reserve	(77,118)	(52,584)	(47,343)

Total equity	23,950	16,330	21,133

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the three months ended 30 April 2016

	Three months ended April 2016 $000s	Three months ended April 2016 £000s	Three months ended April 2015 £000s
Cash flows from operating activities
Loss before income tax	(9,056)	(6,176)	(3,793)

	(9,056)	(6,176)	(3,793)
Adjusted for:
Finance income	(4)	(3)	(7)
Foreign exchange loss	66	45	2
Depreciation	16	11	9
Amortisation of intangible fixed assets	3	2	2
Movement in provisions	10	7	6
Research and development expenditure credit	(4)	(3)	(16)
Share-based payment	493	336	236

Adjusted loss from operations before changes in working capital	(8,478)	(5,781)	(3,561)
(Increase) / decrease in trade and other receivables	(746)	(509)	712
Decrease in trade and other payables	(114)	(78)	(1,015)

Cash used by operations	(9,338)	(6,368)	(3,864)
Taxation received	—	—	—

Net cash used in operating activities	(9,338)	(6,368)	(3,864)

Investing activities
Purchase of property, plant and equipment	(10)	(7)	(17)
Interest received	4	3	7

Net cash used in investing activities	(6)	(4)	(10)

Financing activities
Proceeds from issue of share capital	157	107	26,102
Transaction costs on share capital issued	—	—	(4,092)
Exercise of share options	—	—	13

Net cash generated from financing activities	157	107	22,023

(Decrease) / increase in cash and cash equivalents	(9,187)	(6,265)	18,149
Effect of exchange rates in cash and cash equivalents	(74)	(50)	—
Cash and cash equivalents at beginning of the period	23,911	16,304	11,265

Cash and cash equivalents at end of the period	14,650	9,989	29,414

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Three months ended 30 April 2016

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(47,343)	21,133
Loss for the period from continuing operations	—	—	—	—	—	—	(5,241)	(5,241)
Currency translation adjustment	—	—	—	—	—	(5)	—	(5)

Total comprehensive loss for the period	—	—	—	—	—	(5)	(5,241)	(5,246)
New share capital issued	2	105	—	—	—	—	—	107
Share-based payment	—	—	336	—	—	—	—	336

At 30 April 2016	615	46,140	4,093	(1,943)	19,993	16	(52,584)	16,330

Year ended 31 January 2016

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966
Loss for the year from continuing operations	—	—	—	—	—	—	(17,088)	(17,088)
Currency translation adjustment	—	—	—	—	—	(41)	—	(41)

Total comprehensive loss for the year	—	—	—	—	—	(41)	(17,088)	(17,129)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	1,160	—	—	—	—	1,160

At 31 January 2016	613	46,035	3,757	(1,943)	19,993	21	(47,343)	21,133

Three months ended 30 April 2015

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966
Loss for the period from continuing operations	—	—	—	—	—	—	(3,366)	(3,366)
Currency translation adjustment	—	—	—	—	—	15	—	15

Total comprehensive loss for the period	—	—	—	—	—	15	(3,366)	(3,351)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,092)	—	—	—	—	—	(4,092)
Share options exercised	—	13	—	—	—	—	—	13
Share-based payment	—	—	236	—	—	—	—	236

At 30 April 2015	609	45,925	2,833	(1,943)	19,993	77	(33,621)	33,873

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended 30 April 2016

1. Basis of accounting

The unaudited consolidated interim financial statements of Summit and its subsidiaries (the ‘Group’) for the three months ended 30 April 2016 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2017 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2016 (the ‘2016 Accounts’). The 2016 Accounts, on which the Company’s auditors delivered an unqualified audit report, will be delivered to the Register of Companies following the 2016 Annual General Meeting. The 2016 Accounts also contain a statement from the auditors drawing shareholders’ attention to the Group’s need to raise additional capital as noted below.

The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRSs as issued by the International Accounting Standards Board and adopted for use in the European Union, this announcement does not itself contain sufficient information to comply with IFRSs.

The interim financial statements have been prepared assuming the Group will continue on a going concern basis. Based on management forecasts, the Group’s existing cash and cash equivalents will be sufficient to enable the Group to fund the operating expenses and capital expenditure requirements for its major programmes up until 31 January 2017. The Group therefore needs to raise additional capital to continue to fund its future operations, which may come from a public or private fund raising, though there can be no assurance that the Group will be able to generate funds in this manner, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern.

The financial information for the three month periods ended 30 April 2016 and 2015 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 30 April 2016 and in the Consolidated Income Statement and Consolidated Cash Flow Statement for the three months ended 30 April 2016 have been translated into US dollars at the rate on 30 April 2016 of $1.4666 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 2 June 2016.

2. Loss per share calculation

The loss per Ordinary Share has been calculated by dividing the loss for the period by the weighted average number of shares in issue during the three month period to 30 April 2016: 61,324,182 (for the three month period to 30 April 2015: 52,391,028).

Since the Group has reported a net loss, diluted loss per Ordinary Share is equal to basic loss per Ordinary Share.

3. Issue of share capital

On 14 April 2016, the number of Ordinary Shares increased to 61,467,785 following the exercise of warrants over 177,045 Ordinary Shares at an exercise price of 60 pence per share. The issue of shares raised net proceeds of £106,227. All new Ordinary Shares rank pari passu with existing Ordinary Shares.

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